EXHIBIT 99.2

 PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF CLASS B ORDINARY SHARES

to be held on November 26, 2025

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Class B Ordinary Shares1, par value US$0.01 per share, of Paranovus Entertainment Technology Limited (the “Company”), hereby appoint Xiaoyue Zhang, the Chief Executive Officer of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at the Extraordinary General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 10:30 a.m., Eastern Time, on November 26, 2025 at 250 Park Avenue, 7th Floor, New York, NY 10017. (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matter specified in the Notice of the Extraordinary General Meeting as indicated below:

[1]

Please insert the number of Class B Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chief Executive Officer of the Company is preferred, strike out the words “Xiaoyue Zhang, Chief Executive Officer of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are the holder of two or more Class B Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Extraordinary General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

For	Against	Abstain

Proposal 1: As a special resolution, to approve and adopt of the sixth amended and restated memorandum and articles of association (the “Sixth M&A”) in the form as attached hereto as Appendix A to reflect, inter alia, the increase of the voting rights attached to each Class B ordinary share of the Company from twenty (20) votes to eighty (80) votes on any and all matters on a poll at any general meeting of the Company (the “Change of Voting Power”), in substitution for the existing fifth amended and restated memorandum and articles of association of the Company (the “Amendment to the Fifth M&A” and such proposal, the “Amended M&A Proposal”)

☐	☐	☐

Dated_________________, 2025

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

Notes:

1.	Only the holders of record of the Class B Ordinary Shares of the Company at the close of business on November 21, 2025, New York time, should use this form of proxy.
2.

Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
4.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.

This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Xiaoyue Zhang, 250 Park Avenue, 7th Floor, New York, NY 10017 no later than November 25, 2025, 11:59 p.m. Eastern Time.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Meeting.